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December 30, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brian McAllister Raj Rajan

Re:	Euronav NV Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 30, 2019 File No. 001-36810

Dear Mr. McAllister:

I refer to your telephone conversation on December 30, 2019 with Mr. Edward S. Horton of Seward & Kissel LLP.  This confirms that Euronav NV has until January 20, 2020 to file its response to the Staff’s comment letter dated December 26, 2019.

Please feel free to let me have any questions or comments at (212) 574-1274.

Sincerely, Keith J. Billotti